SKADDEN, ARPS, SLATE, MEAGHER & FLOM
世達國際律師事務所
42/F, EDINBURGH TOWER, THE LANDMARK
15 QUEEN'S ROAD CENTRAL, HONG KONG

TEL: (852) 3740-4700
FAX: (852) 3740-4727
www.skadden.com

PARTNERS
JOHN ADEBIYI ♦
CHRISTOPHER W. BETTS
EDWARD H.P. LAM ♦∗
CLIVE W. ROUGH ♦
JONATHAN B. STONE ∗
ALEC P. TRACY ∗
♦ (ALSO ADMITTED IN ENGLAND & WALES)
∗ (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS
WILL H. CAI (CALIFORNIA)
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS)
RORY MCALPINE (ENGLAND & WALES)
GREGORY G.H. MIAO (NEW YORK)
ALAN G. SCHIFFMAN (NEW YORK)

AFFILIATE OFFICES
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BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
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BEIJING
BRUSSELS
FRANKFURT
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
Seoul
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

May 28, 2015

Confidential

Christian Windsor, Special Counsel
Alexandra M. Ledbetter, Staff Attorney
Hugh West, Accounting Branch Chief
Lory Empie, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

> Re: **Jupai Holdings Limited (CIK No. 0001616291)**
> **Response to the Staff's Comments on Draft Registration Statement**
> **on Form F-1 Confidentially Submitted on May 8, 2015**

Dear Mr. Windsor, Ms. Ledbetter, Mr. West and Ms. Empie:

On behalf of our client, Jupai Holdings Limited (formerly named Jupai Investment Group), a foreign private issuer organized under the laws of the Cayman Islands (the "**Company**"), we submit to the staff (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") this letter setting forth the Company's responses to the comments contained in the Staff's letter dated May 22, 2015. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the "**Revised Draft Registration Statement**") via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the "**JOBS Act**").

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on May 8, 2015.

The Staff's comments are repeated below in bold and are followed by the Company's responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff's comments, the Company has (i) added unaudited consolidated financial statements of the Company as of and for the three months ended March 31, 2015, and related disclosure in the Revised Draft Registration Statement where appropriate; and (ii) updated the Revised Draft Registration Statement to reflect the Company's recent developments.

The Company is also providing an index that sets forth revised statements and data in the Revised Draft Registration Statement referencing third-party information and page numbers of the Revised Draft Registration Statement where such statements or data appears, with cross-references to marked copies of the underlying supporting materials in Annex I to this letter. Since some of the third-party materials are in Chinese, the Company has prepared English translation of the applicable portions of the third-party reports and materials to facilitate the Staff's review.

General

1.   **The staff appreciates receiving the draft legal opinion from the company's U.S. legal counsel with respect to the company's determination that it can rely upon the exclusions from investment company status under Sections 3(c)(2) and 3(b)(1) of the Investment Company Act. The staff will review this opinion and follow up with any additional questions. Please indicate to what extent the company's U.S. legal counsel anticipates there being any additional changes made to this opinion.**

The Company is advised by its U.S. legal counsel that it does not expect to make further changes to its legal opinion with respect to the Company's determination that it can rely upon the exclusions from investment company status under Sections 3(c)(c) and 3(b)(1) of the Investment Company Act, unless facts change prior to delivery of the opinion to an extent that updating or modification is required.

Corporate History and Structure, page 67

2.   **We note your response to comment 11 in our letter dated April 28, 2015, concerning shifting business operations that are not subject to foreign investment**

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restrictions from your VIE to your wholly owned subsidiary. Please revise your disclosure to describe in greater detail the internal business reorganization that you completed in 2013. Please address the following:

- Revise to clarify what specific actions were taken to accomplish the transferal of businesses from your VIE to your wholly owned subsidiary.

- Revise to clarify the connection, if any, between the reorganization described on page 67 and the reorganization described on page F-8.

- Revise to clarify the point from your response letter that the reorganization described on page 67 caused no substantive change in the management or operation of your businesses.

In response to the Staff's comment, the Company has revised the disclosure on pages 5 and 67 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the internal migration of business described on those pages caused no substantive change in the management or operation of its business because, whether operated under its wholly-owned subsidiary or its VIE, the business operations are under the leadership of the same management team of the Company, and are operated through almost identical wealth management advisory services personnel.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

Critical Accounting Policies, page 85

Fair Value of Our Ordinary shares, page 90

3. Please revise your table and related disclosures (on pages 90-93) to include your April 2015 share option grant and any other equity issuances.

In response to the Staff's comment, the Company has revised the disclosure on pages 90 through 93 of the Revised Draft Registration Statement.

Business, page 107

Our Product Offerings, page 115

4. We note from your response to comment 27 in our letter dated April 28, 2015 that the recent increases in deferred revenue were driven by increases in cash payments received in relation to management fees and carried interest (primarily carried interest related to the ZhiFu Fund). In an effort to provide a more comprehensive understanding of the performance of each of your significant funds and the related performance fee/carried interest, and considering your anticipated growth in this area, please revise your table on page 118 or include an additional table to include, without limitation, the following information:

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- Identify each significant fund within each of your fund classifications (e.g. fixed income funds, private equity and venture capital funds, public market products, and other products, etc.), along with its inception date and maturity date or contractual end-date;

- Disclose the current net asset value and the related performance fee/carried interest recognition threshold (if applicable); Disclose the amount the fund needs to distribute to its investors as a return of capital and a preferred return (if applicable) before you are entitled to receive a performance fee/carried interest from the fund;

- Identify the gains needed to cross the performance fee/carried interest thresholds, and/or percentages above or below the performance fee/carried interest thresholds;

- Disclose the amount of performance fee/carried interest accrued as deferred revenue, the amount recognized in income to date, and the amount subject to clawback; and

- Include a brief explanation, if applicable, as to whether a change in the performance fee/carried interest threshold has occurred and to what extent.

In response to the Staff's comment, the Company has revised the disclosure on pages 119 and 120 of the Revised Draft Registration Statement.

5.   We note your response to comment 24 in our letter dated April 28, 2015, concerning your real estate development-related products. Please revise to clarify, if true, that these products currently are structured as entrustment loans, meaning that you made loans to real estate developers to finance construction projects using funds provided by your investor clients. Also clarify, if true, that if the draft regulation circulated by the China Banking Regulatory Commission in January 2015 takes effect, you will be prohibited from offering these products, inasmuch as the draft regulation would prohibit a fund management company from acting as a lender of any entrustment loan that is sourced from crowd-funding. Clarify the relevance of the risk-factor disclosure in the second full paragraph on page 39.

In response to the Staff's comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement to clarify the extent to which the real estate development-related products distributed by the Company in each period are structured as entrustment loans. The Company respectfully advises that Staff that the risk factor on page 39 is applicable to all products distributed by the Company that adopt the entrustment loan structure, including real estate development-related products as a subset to the extent that entrustment loan is involved. In response to the Staff's comment, the Company has revised the disclosure on page 39 and further identified the number of real estate development-related products that may be exposed to such risk.

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Asset Management Business under E-House Capital, page 120

6.   Revise your disclosure about E-House and its "leading position in the real estate industry" to clarify the total contribution in terms of assets and earnings that E-House will make to the combined Jupai/E-House entity after the offering as disclosed in your pro-forma presentation. Make similar changes to your disclosure about your business after the E-House acquisition, including on pages 2, 7 and 71.

In response to the Staff's comment, the Company has revised the disclosure on pages 2, 7 and 72 of the Revised Draft Registration Statement to clarify the contribution in terms of assets under management and pro forma net income that E-House Capital will make to the combined Jupai/E-House Capital entity upon the completion of the acquisition.

Related Party Transactions, page 147

Transactions with Contractual Funds, page 148

7.   We note your response to comment 27 in our letter dated April 28, 2015. Please revise your disclosure to discuss the significant contributing factors to the increase in your deferred revenue, similar to your discussion on page 12 of your response letter, in the second paragraph of your response.

In response to the Staff's comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement to discuss the significant contributing factors to the increase in its deferred revenues from related parties.

Unaudited Pro Forma Condensed Consolidated financial Information, page P-1 Unaudited Pro Forma Condensed Combined Balance Sheet, page P-2

8.   We note your response to comment 34 in our letter dated April 28, 2015 and the revisions made in adjustment (k) (here and on page P-6). It is clear from your disclosure that the automatic conversion of your mezzanine equity (i.e. Series A & B convertible redeemable preferred shares) is triggered immediately upon the completion of the IPO, and not necessarily attributable to the acquisition of Scepter. Please revise your pro forma presentation to present the automatic conversion of your mezzanine equity in a separate column.

In response to the Staff's comment, the Company has revised pro forma presentation to present the automatic conversion of mezzanine equity in a separate column on page P-2 of the Revised Draft Registration Statement.

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9. In addition to our comment above, we understand that the proceeds raised and shares issued in connection with the IPO have no impact on the computation of the shares to be exchanged in the acquisition of Scepter. However, considering the significance of the IPO along with the other significant transactions that are occurring simultaneously (i.e. the acquisition of Scepter, and the automatic conversion of mezzanine equity), we continue to believe that the IPO should be presented in a separate pro forma column. We would not object to the presentation of the IPO effects and the automatic conversion effects presented in one column as long as those transactions are clearly distinguishable.

    In response to the Staff's comment, the Company has revised pro forma presentation to present the IPO effects in a separate column on page P-2 of the Revised Draft Registration Statement.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page P-4 Note 1 — Basis of Pro Forma Presentation, page P-4

10. We note your revised disclosure and response related to comment 35 in our letter dated April 28, 2015. Please revise your disclosure to provide a more granular discussion of the resulting increase (decrease) in the total estimated purchase price. In this regard, explain in more detail how the increase (decrease) in the IPO price would impact your purchase price allocation to goodwill.

    The Company respectfully advises the Staff that a $1.00 increase in the assumed public offering price per ordinary share would increase the total estimated purchase price by $32,541,327, which would result in an increase in the goodwill by $32,541,327. A $1.00 decrease in the assumed public offering price per ordinary share would decrease the total estimated purchase price by $32,541,327, which would result in the total estimated purchase price being higher than the fair value of identifiable assets and liabilities. No goodwill will be recognized under this scenario, rather, a gain of $6,214,018 would be recognized from the acquisition.

    In response to the Staff's comment, the Company has revised the disclosure accordingly on page P-6 of the Revised Draft Registration Statement.

11. We note your response to comment 36 in our letter dated April 28, 2015 regarding how you determined the fair value of the major assets and liabilities acquired from Scepter. Your disclosure in the first paragraph on page P-4 states that the company has assumed that the fair value of all assets and liabilities as of December 31, 2014, other than those identifiable intangible assets will approximate the carrying value as of the closing date of this offering (reference is made to (i) within). Please revise your disclosure to reflect more clearly how the fair value was determined, similar to your response.

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In response to the Staff's comment, the Company has revised the disclosure on page P-5 of the Revised Draft Registration Statement.

12. **We note you used the excess earnings method to determine the fair value of your identified intangible asset (i.e. contract backlog). Please revise to disclose the significant assumptions used in your methodology.**

In response to the Staff's comment, the Company has revised the disclosure on page P-5 of the Revised Draft Registration Statement.

<u>Note 2 — Pro Forma Adjustments, page P-5</u>

13. **We note your response to comment 37 in our letter dated April 28, 2015, where you indicate that the identifiable intangible asset (i.e. contract backlog) represents the investment management contracts and consultation contracts between Scepter and its clients. Please note, backlog typically represents unfinished work related to customer orders that have been received and are either incomplete or in the process of completion. If this is not an accurate reflection of your "contract backlog," please consider revising your description to more appropriately reflect what your identifiable intangible contract(s) represent (e.g. customer relationships, customer contracts, etc.). Explain to us and revise your disclosure to clarify. It may be helpful to provide us with an example of your management and consultation contract(s).**

The Company respectfully advises the Staff that the identifiable intangible assets refer to the investment management contracts and consultation contracts through which Scepter provides fund management services to the funds in which it acts as general partner/co-general partner and earns management fees and carried interest. The term of "contract backlog" was substituted by "customer contract" to avoid confusion.

14. **We note your computation of the number of ordinary shares to be issued for the acquisition of Scepter. Although we understand that the issuance of 1,061,600 share options to certain employees and senior management on April 2, 2015 (as disclosed in Note 16 — Subsequent Events, on page F-46) may not be directly attributable to the acquisition of Scepter, we note that the purchase price of Scepter is determined based on 20% of the total equity interests in the company on a fully diluted basis (including ordinary shares to be issued upon exercise of options outstanding) as of the closing of the IPO. In light of this, and considering the significance to the computation of the purchase price, please revise your disclosure and other related adjustments (e.g. Estimated purchase price within Note 1 on page P-4, Note 2 — adjustment F on page P-5, Note 3 — Pro Forma Shares on page P-6, etc.) to include the April 2, 2015 share option issuance.**

The Company respectfully advises the Staff that the 1,061,600 share options granted on April 2, 2015 have been considered in the computation of the number of ordinary shares to be issued for the acquisition. The related disclosures have been revised accordingly within Notes 1, 2 and 3.

* * *

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Min Hu, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by email at alhu@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc: Jianda Ni, Co-Chairman of the Board of Directors and Chief Executive Officer, Jupai Holdings Limited
        Tianxiang Hu, Co-Chairman and Executive Chairman of the Board of Directors, Jupai Holdings Limited
        Min Liu, Chief Financial Officer, Jupai Holdings Limited
        Min Hu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
        Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
        David Roberts, Partner, O'Melveny & Myers LLP
        Ke Geng, Partner, O'Melveny & Myers LLP